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                                                                 EXHIBIT (a) (7)


                      Copyright 1998 Business Wire, Inc.
                                 Business Wire

                             JUNE 29, 1998, Monday
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DISTRIBUTION: Business Editors

LENGTH: 832 words

HEADLINE: GLOBAL MOTORSPORT Group Enters Into Definitive Merger Agreement With
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Fremont; $21.75 Self Tender Offer for approximately 94% of Common Shares to
Begin by July 13

DATELINE:  MORGAN HILL, CA

BODY:

  June 29, 1998--GLOBAL MOTORSPORT Group, Inc. (formerly Custom Chrome,
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Inc.)(NASDAQ:CSTM) announced today that it has entered into a definitive merger agreement whereby Global will be acquired by an entity controlled by Fremont Partners.

   The transaction will take the form of a self tender offer by Global for approximately 94% of its publicly held shares at $21.75 in cash net per share and a simultaneous purchase of 2,666,667 newly issued Global shares by Fremont at a price of $21.75 per share. In the event that more than approximately 94% of the publicly held shares are tendered, shares will be purchased on a prorated basis and stockholders will retain an equity interest in Global equal to the number of shares not purchased as a result of such proration. The tender offer is being made for approximately 94% of the publicly held shares in order to obtain the desired accounting treatment. If fewer than approximately 90%, but greater than 51% of the publicly held shares are tendered, the offer will be followed by a merger in which the remaining shares will receive a combination of cash and stock (based on a purchase price of $21.75 per share) adjusted so that following the completion of the offer and the merger the company's existing stockholders will continue to own approximately 6% of the shares currently outstanding. The tender offer is subject to customary terms and conditions, including at least 51% of the shares being tendered and the obtaining of sufficient financing by Fremont.

The company intends to commence the tender offer within 10 business days.

   Certain members of Global's management and Board have agreed to retain and not tender a portion of the shares of stock personally owned by them or acquirable upon exercise of outstanding options. These shares represent approxi mately 1.6% of the shares outstanding. All other shares owned by management and the Board will be tendered in the offer.

   Global's Board has unanimously recommended that stockholders accept the offer and tender their shares and has received a fairness opinion from Global's financial advisor, Cleary Gull Reiland & McDevitt, Inc.

   Mark Williamson of Fremont stated, "We are satisfied with the completion of our due diligence and are happy we were able to reach an agreement at $21.75 per share. We look forward to working with management of the company to close successfully the transaction."
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   Joseph F. Keenan, Chairman of the Board, stated, "I am very pleased with this agreement, which I believe is in the best interest of all of our stockholders. Our association with Fremont Partners will also allow the company to expand on its position as the number one supplier of Harley-Davidson aftermarket parts."

   Fremont Partners L.P. and certain affiliated entities (collectively "Fremont"), is a private equity fund headquartered in San Francisco with committed capital of $605 million. Fremont is part of the Fremont Group, a private investment company with over $9 billion of assets under management. Among the companies where Fremont and its affiliates have had significant roles are: Crown Pacific Partners, L.P. (timber and forest products; NYSE:CRO); Coldwell Banker Corporation (residential real estate services); Kerr Group, Inc. (specialty plastic closures); Kinetic Concepts, Inc. (international healthcare services and medical devices); and Sun Coast Industries, Inc. (specialty plastic closures).

   GLOBAL MOTORSPORT Group was founded in 1970 and it is the parent organization
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for an international group of motorcycle aftermarket providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles; and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.

emb/ny* csm

    CONTACT: James J. Kelly
             (408) 778-2271
             or
             Daniel Burch or Grace Protos
             MacKenzie Partners, Inc.
             (212) 929-5748 / (212) 929-5802

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LOAD-DATE: June 30, 1998

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